                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 17)*

                                PRINTRONIX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  742578-10-7
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A Fee is not required if the filing person; (1) has a previous statement described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 4


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CUSIP No.   742578-10-7               13G                  Page  2  of  4  Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert A. Kleist
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [  ]
                                                            (b) [  ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

5.  SOLE VOTING POWER

    1,269,272

6.  SHARED VOTING POWER

    None

7.  SOLE DISPOSITIVE POWER

    1,269,272

8.  SHARES DISPOSITIVE POWER

    None

9.  AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,269,272

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    19.0%

12. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 742578-10-7                   13G             Page 3 of 4 Pages


Item 1(a)       Name of Issuer:                         Printronix, Inc.

Item 1(b)       Address of Issuer's                     17500 Cartwright Road
                Principal Executive                     Irvine, California 92614
                Offices:

Item 2(a)       Name of Person Filing:                  Robert A. Kleist

Item 2(b)       Address of Principal                    17500 Cartwright Road
                Business Office:                        Irvine, California 92614

Item 2(c)       Citizenship:                            United States of America

Item 2(d)       Title of Class                          Common Stock
                of Securities

Item 2(e)       CUSIP Number:                           742578-10-7

Item 3          This statement is not filed pursuant to either
                Rule 13d-1(b) or Rule 13d-2(b).

Item 4          Ownership:

                (a)     Amount Beneficially Owned:               1,269,272

                (b)     Percent of Class:                        19.0%

                (c)     Number of shares as to which such person has:

                        (i)     sole power to vote or
                                to direct the vote               1,269,272

                        (ii)    shared power to vote or
                                to direct the vote               None

                        (iii)   sole power to dispose or
                                to direct the disposition of     1,269,272

                        (iv)    shared power to dispose or
                                to direct the disposition of     None

Item 5          Ownership of Five Percent                        Not Applicable
                or Less of a Class:

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CUSIP No. 742578-10-7                 13G                      Page 4 of 4 Pages


Item 6    Ownership of More Than Five Percent on                 Not Applicable
          Behalf of Another Person:

Item 7    Identification and Classification of the               Not Applicable
          Subsidiary Which Acquired the Security Being
          Reported on By the Parent Holding Company:

Item 8    Identification and Classification of Members           Not Applicable
          of the Group:

Item 9    Notice of Dissolution of Group:                        Not Applicable

Item 10   Certification:                                         Not Applicable

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 10, 1999
                                        ----------------------------------------
                                                          Date


                                                  /s/ ROBERT A. KLEIST
                                        ----------------------------------------
                                                       Signature


                                                    Robert A. Kleist
                                        ----------------------------------------
                                                          Name